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                             March 18, 2024

       Ming-Chia Huang
       Chief Executive Officer
       MKDWELL Tech Inc.
       1F, No. 6-2, Duxing Road,
       Hsinchu Science Park,
       Hsinchu City 300, Taiwan

                                                        Re: MKDWELL Tech Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed March 8, 2024
                                                            File No. 333-277785

       Dear Ming-Chia Huang:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 20, 2024 letter.

       Registration Statement on Form F-4

       Comparative Historical and Unaudited Pro Forma Condensed Combined Per Share Financial
       Information, page 25

   1. Please revise your disclosures to also include summarized pro forma balance sheet and statement of income
information as of and for the period ended June 30, 2023.
       Risk Factors
       Risks Related to Cetus Capital and the Business Combination
       If Cetus Capital is deemed to be an investment company under the Investment Company Act..., page 59

   2. We note your revisions in response to prior comment 1 and reissue in part. Please revise to disclose the risk that
you could be considered to be operating as an unregistered
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
March      NameMKDWELL Tech Inc.
       18, 2024
March2 18, 2024 Page 2
Page
FirstName LastName
         investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 142

3. We note your response to prior comment 4. We note numerous disclosures on pages 7, 14,
         57, and 154 state that the number of maximum shares that can be redeemed leaving a minimum of $5,000,001 of net tangible assets is 1,561,422 shares and that Cetus Capital
         Public Stockholders will hold 497,512 shares under the maximum redemption scenario;
         however, page 142 and other disclosures throughout the filing, state that a maximum of 1,381,012 shares can be redeemed and that Cetus Capital Public Stockholders will hold
         677,922 shares under the maximum redemption scenario. Please correct all inconsistencies and ensure all disclosures related to numbers of shares and share percentages throughout the filing are accurate and consistent.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 147

4. We note your response to prior comment 5. Please revise adjustment (2) to the pro forma balance sheet to only adjust Ordinary shares, APIC, and AOCI, to the extent applicable and required. Please be advised that it does not appear to be appropriate to reduce MKD
         Taiwan's historical accumulated deficit as a result of the Taiwan Reorganization or recording the new minority interest. Refer to ASC 810-10-45-23 and 24. Index of Financial Statements
Cetus Capital Acquisition Corp., page F-1

5. Due to the fact that Cetus Capital does not appear to meet all the requirements of Rule 8-
         08(b) of Regulation S-X, please revise the filing to include updated audited financial statements and related disclosures for Cetus Capital as of and for the year and period ended December 31, 2023 and 2022.
Part II Information Not Required in the Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 Opinion of Ogier as to validity of the MKDWELL Tech Inc. ordinary shares and warrants, page II-1

6. We note that the warrants are governed by the laws of New York. Please file a New York law opinion covering the warrants. Refer to Staff Legal Bulletin No.
19. Additionally, we
         note that Exhibit 5.1 states that the Shares have no par value; however, the registration statement states that the par value is $0.0001. Please revise or clarify, including Exhibit
         3.2.
 Ming-Chia Huang
MKDWELL Tech Inc.
March 18, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,
FirstName LastNameMing-Chia Huang
                                                           Division of
Corporation Finance
Comapany NameMKDWELL Tech Inc.
                                                           Office of
Manufacturing
March 18, 2024 Page 3
cc:       Michael T. Campoli
FirstName LastName